VIA EDGAR

Sharon Blume

Assistant Chief Accountant

United States Securities and Exchange Commission

100 F. Street, Northeast

Washington, D.C. 20549

June 7, 2011

RE:  CoBiz Financial Inc. Form 10-K for Fiscal Year Ended December 31, 2010, File No. 001-15955

Dear Ms. Blume:

This letter is in response to the comments raised in your letter dated May 23, 2011 with respect to our Form 10-K filed on February 23, 2011 (“Form 10-K”) and Form  10-Q filed on April 29, 2011 (“Form 10-Q”).  We have carefully assessed your comments, and are agreeable to augmenting our disclosures to enhance the overall quality of the disclosures in our filings.  We therefore respectfully submit that the augmented disclosures noted below will be included on a prospective basis in our future quarterly or annual filings, as applicable.

For your convenience, we have set out below your comments contained in your May 23, 2011 letter, followed in each case by our responses shown in bolded text.

Form 10-K

1.               Please refer to your response to comment 3 of our April 18, 2011 letter.  While we note the apparent immateriality of the private label MBS to your securities available for sale, it appears that the amount of the unrealized loss may be material to your results of operations in a period should those losses be realized.  Please revise to disclose the characteristics of the loans which underlie these securities and provide an expanded discussion of how you developed the significant inputs used to measure their impairment, including how to validate the inputs.

Response:  In future filings, the Company will disclose the characteristics of the underlying loans and will provide an expanded discussion of the inputs in substantially the following form:

The expected future cash flows of the underlying collateral are determined using the remaining contractual cash flows adjusted for future expected credit losses (which consider current and future delinquencies, default rates and loss severities) and prepayments. The expected cash flows of the security are then discounted to arrive at a present value amount.

The following table presents a summary of the significant inputs considered in determining the measurement of the credit loss component recognized in earnings for the three private-label mortgage-backed securities during the year ended December 31, 2010.  These inputs are developed by examining the 3, 6 and 12-month history of actual prepayment speeds, default rates and severity and, in most instances, selecting the worst of these metrics to project losses for the remaining life of each instrument.  The Company validates the information in Bloomberg to the remittance reports provided by the servicing agents.  A range of inputs is provided for securities with multiple impairments during the year.

	Security #1	Security #2	Security #3
Inputs	Range
Prepayment speed (CPR) (1)	7.1 - 8.3%	10.00%	10.70%
Default rate (CDR) (2)	6.5 - 6.9%	9.94%	2.42%
Severity (3)	39.8 - 43.2%	48.50%	35.20%

Credit Impairment (in thousands)
Security #1	$271
Security #2	110
Security #3	70

(1) Estimated prepayments as a percentage of outstanding loans

(2) Estimated default rate as a percentage of oustanding loans

(3) Estimated loss rate on collateral liquidations

Certain characteristics of the loans underlying the private-label mortgage-backed securities are included in the following table.

	Underlying loan characteristics
	Security #1	Security #2	Security #3
Purpose:
Purchase	63.1%	61.7%	65.8%
Equity Take Out	29.0%	34.3%	8.5%
Refinance	7.9%	4.0%	25.7%

Type:
Single Family	57.0%	66.7%	69.8%
2-4 Family	6.6%	8.2%	0.4%
Condominium	8.6%	3.6%	28.8%
Planned unit development	27.4%	21.5%	0.7%

Owner Occupied	91.4%	100.0%	90.0%
Vacation	0.4%	0.0%	10.0%
Investment	8.2%	0.0%	0.0%

Terms:
30 Year Amort	100.0%	100.0%	100.0%
ARM	100.0%	100.0%	100.0%

Geography:
Northern CA	26.0%	29.4%	14.0%
Souther CA	36.4%	35.6%	15.4%

Current Averages:
Loan Rate	2.9%	3.0%	3.1%
LTV based on origination value	73.9%	77.1%	69.2%
Loan balance	$369,700	$469,600	$210,400
Age (months)	78	74	86
FICO at origination	715	715	737
Delinquent 60+ days	24.56%	10.57%	6.89%
Delinquent 90+ days	23.31%	10.57%	6.89%

2.               Please refer to your response to comment 5 of our April 18, 2011 letter and revise future filings to provide a discussion of the changes in performing restructured loans between periods.  For instance, we note that you had no such loans at March 31, 2011.  It is not clear if these loans migrated to non-accrual status or were disposed of otherwise.

Response:  The Company disclosed $0 million and $16.5 million of performing renegotiated loans at March 31, 2011 and December 31, 2010, respectively.  At March 31, 2011, the Company still maintained the renegotiated loans of $16.5 million disclosed at December 31, 2010.  However, in accordance with Accounting Standards Codification (ASC) 310-40-50-2, these loans were no longer subject to the disclosure requirements as these loans were in compliance with their modified terms and had a market rate of interest at the time of restructuring.  In future filings, the Company will provide a discussion of the changes in performing restructured loans between periods.

3.               Please refer to your response to comment 7 of our April 18, 2011 letter and, to the extent you make similar assertions about your profitability in future disclosures, please ensure you have provided enough quantitative disclosures for a reader to see how you arrived at the income measure disclosed.

Response:  To the extent the Company makes similar assertions about profitability in future filings, the Company will provide the quantitative disclosures.

4.               Please refer to your response to comment 8 of our April 18, 2011 letter.  We note the proposed revisions in your response and the disclosures included in your Form 10-Q for the period March 31, 2011; however, absent quantitative information regarding the insignificance of the credit adjustments, it is not clear how you made your determination.  Please provide us your analysis and consider the need to provide expanded disclosures in future filings.

Response:  The Company assessed the impact of the Level 3 inputs on the overall derivative valuations in terms of the significance of the credit valuation adjustments (CVA) in basis points and as a percentage of the overall derivative portfolio valuation and the overall notional value.  The Company’s assessment determined that CVAs were not significant to the overall valuation of the portfolio.  In addition, the significance of CVAs and overall derivative portfolio to the Company’s financial statements was considered.  As a result of the insignificance of the CVAs to the derivative portfolio valuations and the Company’s financial statements, the Company classified the derivative valuations in their entirety in Level 2.  The following table illustrates the Company’s analysis.

Type	Aggregate Notional	Aggregate Termination Value	Aggregate CVA	Aggregate DV01 (1)	CVA in bps (CVA / DV01)	CVA as a % of Notional	CVA as a % of Termination Value
(in thousands)
Assets	$73,990	$5,148	$(252)	$(33)	8	-0.3%	-4.9%
Liabilities	$182,206	$(6,236)	$(275)	$85	(3)	-0.2%	4.4%
			$(527)

(1) DV01 represents the dollar value of a one basis point change in interest rates.

As noted in the table above, the total value of the CVAs at December 31, 2010 was $0.5 million which represented .02% of the Company’s total assets.  The Company will consider expanding its future disclosures depending on the significance of the CVA.

Form 10-Q for the period ended March 31, 2011

Note 6. Loans

Allowance for Credit Losses, page 11

5.               Please revise to provide an expanded discussion of how you develop specific reserves on collateral dependent loans and how you determine their fair value.  Describe your appraisal process, including when they are obtained, how often they are updated, how current they are, if and when adjustments are made to them and how you validate the reasonableness of any such adjustments.

Response:  In future filings, the Company will provide an expanded discussion of how specific reserves on collateral dependent loans are developed and how fair value is determined as follows:

For collateral dependent loans that have been specifically identified as impaired, the Company measures fair value based on third-party appraisals, adjusted for estimated costs to sell the property. Upon impairment, the Company will obtain a new appraisal if one had not been previously obtained in the last 6-12 months. For credits over $2.0 million, the Company engages an additional third-party appraiser to review the appraisal.  For credits under $2.0 million, the Company’s internal appraisal department reviews the appraisal.  All appraisals are reviewed for reasonableness based on recent sales transactions that may have occurred subsequent to or right at the time of the appraisal.  Based on this analysis, the appraised value may be adjusted downward if there is evidence that the appraised value may not be indicative of fair value. Each appraisal is updated on an annual basis, either through a new appraisal or through the Company’s comprehensive internal review process.

Appraised values are reviewed and monitored internally and fair value is re-assessed at least quarterly or more frequently when events or circumstances occur that indicate a change in fair value.  It has been the Company’s experience that appraisals quickly become outdated due to the volatile real-estate environment. As such, fair value based on property appraisals may be adjusted to reflect estimated declines in the fair value of properties since the time the last appraisal analysis was performed.

6.               Please revise to provide an expanded discussion of what you consider to be an insignificant payment delay and to describe what you mean by payment shortfall when considering whether or not a consumer loan is impaired.

Response:  The Company considers a payment delay of 90 days or less to be insignificant.  Payment shortfall indicates a monthly payment received for an amount less than the stated contractual terms.  The Company will revise its future filings as follows:

Loans that experience insignificant payment delays of less than 90 days and monthly payment shortfalls of less than 10% of the contractual payment on a consumer loan generally are not classified as impaired if the Company ultimately expects to recover its full investment.

**********

CoBiz Financial Inc. acknowledges that:

•                  The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (303) 312-3458 if you have any questions.
Sincerely,
/s/ Lyne Andrich

Lyne Andrich

Executive Vice President  & Chief Financial Officer

CoBiz Financial Inc.

Cc:  Jeffrey Kesselman, Sherman & Howard

Cc:  Lesley Sciortino, Deloitte & Touche LLP